UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐      Form 40-F ☒

Incorporation by Reference

Exhibit 99.1 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-269387)

The following documents are being submitted herewith:

Exhibit	Description
99.1	Term Sheet dated January 25, 2023
99.2	Press Release dated January 25, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: January 25, 2023	By:	/s/ Carrie Mierkey
	Name:	Carrie Mierkey
	Title:	Chief Financial Officer

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